Exhibit 99.1

IAMGOLD Form 40-F filed on EDGAR; Annual Report and AIF filed on SEDAR

TSX: IMG
NYSE: IAG

TORONTO, March 21, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or "the Company") announced today that a Form 40-F report has been filed with the U.S. Securities and Exchange Commission, consisting of the 2013 annual audited financial statements, management discussion and analysis and the annual information form ('AIF"). These filings are available through EDGAR at www.sec.gov.

The AIF and the 2013 annual audited financial statements and management discussion and analysis have also been filed with the appropriate Canadian regulatory bodies. These filings are available for viewing and retrieval through the Canadian securities regulatory authorities at www.sedar.com.

Canadian and U.S. regulatory filings are also available on the Company's website at www.iamgold.com. Hard copies of the audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738  Mobile (647) 280-0519

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 15:32e 21-MAR-14